UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Agreement reached on financing
of Dalkia’s international operations

Paris, February 15, 2013. Dalkia has announced that an agreement regarding the financing of its subsidiary Dalkia International has been reached with Veolia Environnement and EDF.

The agreement provides for the issuance of €600 million in super-subordinated bonds by Dalkia International, to which its shareholders will subscribe in proportion to their direct interests in the capital, i.e. respectively €144 million for EDF and €456 million for Dalkia, financed by a long-term loan from Veolia Environnement

Dalkia Chairman Franck Lacroix states: “This agreement will enable Dalkia International to meet its requirements, while making it possible to seek external financing under better conditions. This agreement confirms our shareholders’ responsible commitment to their joint subsidiary and their confidence in Dalkia’s growth prospects. Our energy services offerings are indeed a key lever of energy transition both in France and internationally.”

Dalkia markets a unique approach, combining energy conservation across an entire municipality or region with a commitment to reduce its clients’ energy bill and cut their carbon footprint. Dalkia serves a market worth over €150 billion, operating in three related areas, i.e. heating and cooling systems, industrial utilities, and energy services for buildings, in its priority geographies, namely Europe, North America, the Middle East and China.

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Dalkia is a subsidiary of Veolia Environnement and EDF. It is world leader in energy services, supplying innovative solutions to enable municipalities and businesses to grow sustainably. In a context of climate change, energy price volatility and scarce resources, clients can benefit from Dalkia’s experience to develop, build and operate more environmentally friendly and more economical energy systems. With more than 52,000 employees in 40 countries, Dalkia reported a revenue of €8.3 billion in 2011.
Website: www.dalkia.com

Contact
Sandrine Guendoul
Tel. + 33 1 71 75 12 52 – +33 6 25 09 14 25

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 19, 2013

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer